Exhibit(a)(21)

For Immediate Release	Media Contact:	Investor Contact:
October 22, 2010	Bo Piela	Patrick Flanigan
	(508) 308-9783	(617) 768-6563
Genzyme Details Financial Recovery and Other Factors Driving Company’s Value
Issues Guidance for 2011 non-GAAP EPS of $4.30-$4.60
Highlights Inadequacy of Sanofi-Aventis Tender Offer
CAMBRIDGE, Mass. – Genzyme Corp. (NASDAQ: GENZ) today detailed its accelerating financial recovery and other factors underpinning its value, at a meeting with investors and securities analysts in New York. Genzyme convened the meeting to present its near-term financial outlook, report progress on its actions to enhance shareholder value, communicate expectations for its late-stage pipeline, and outline why the Sanofi-Aventis’ tender offer of $69-per-share dramatically undervalues the company.
Genzyme’s board of directors has rejected the Sanofi-Aventis offer and urged shareholders not to tender their shares. Genzyme management will begin a road show on Monday to meet directly with shareholders.
The company today provided an outlook for strong near-term growth. Its fourth-quarter non-GAAP earnings guidance of $0.90-$0.95 per share is significantly higher than results for recent quarters, underscoring the recovery that is underway. For 2011, the company expects to generate non-GAAP earnings of $4.30-$4.60 per share, compared with guidance of $1.85-$1.90 per share for 2010. Genzyme expects that strong growth in its rare disease business, gross margin improvements, and cost reductions from its value improvement program will drive earnings next year. Revenue is expected to increase to $5.0 billion-$5.1 billion in 2011 from an expected $4.1 billion for 2010. Revenue guidance excludes discontinued operations.
Over the five-year period from 2008-2013, the company expects revenue to increase at a compound annual growth rate of 12 percent, non-GAAP earnings to increase at a compound annual growth rate of 35 percent, and cash flow from operations to increase at a compound annual growth rate of 27 percent. During the coming three-year period from 2011-2013, the company expects to generate cumulative cash flow from operations of approximately $5.6 billion.
“Our board is unanimous in its view that the Sanofi-Aventis offer does not approach the real value of the company, nor does it reflect our financial recovery, the achievement of manufacturing and product-supply milestones, and the increasingly recognized commercial potential for alemtuzumab,” said Henri A. Termeer, Genzyme’s board chairman and chief executive officer. “The members of the board and I are fully committed to creating maximum value for shareholders, and we are open to all available alternatives to deliver that value.”
At its meeting today, Genzyme also provided an update on the progress it has made in executing its five-point value creation plan launched in May. Through this plan, the company is focusing on

Genzyme Details Factors Driving Company’s Value—page 2
its core business and working to establish operational excellence in manufacturing; capitalizing on near-term growth drivers; divesting non-core businesses; reducing operating costs and improving margins; and maintaining capital allocation discipline. Highlights from today’s meeting include the following:
▪	The company’s manufacturing and supply recovery is on track.
–	U.S. patients receiving Cerezyme ® (imiglucerase for injection) were able to begin returning to normal dosing levels in September, and patients globally are expected to be able to do so during the fourth quarter. Genzyme has begun the process of doubling allocations of Fabrazyme ® (agalsidase beta), starting in the United States, and will do so globally throughout the fourth quarter. The company expects to be able to fully supply the global market during the first half of 2011.

–	Genzyme is on schedule to meet the November consent-decree deadlines for ceasing fill/finish at its Allston plant for products sold in the United States. The company has transferred a significant portion of this work to its facility in Waterford, Ireland, and is in the process of transferring the remainder to a third-party manufacturer, where initial lot release has begun.

–	Engineering runs are ongoing at the newly expanded fill/finish operations in Waterford, and regulatory approval is expected in 2011. The company’s new Framingham cell culture facility is operational with Fabrazyme engineering runs underway, and approval is anticipated in late 2011.
▪	Genzyme expects peak alemtuzumab sales of nearly $3 billion.
–	This projection is derived from multiple studies Genzyme has conducted since 2006 to understand the commercial potential of alemtuzumab. These studies have included more than 2,500 physicians and payers in six countries, and were reinforced by a recently completed objective assessment conducted by a leading independent advisory firm.

–	The market for multiple sclerosis drugs is expected to reach $14 billion by the anticipated 2012 launch of alemtuzumab. The product is expected to set a new standard of care and capture a significant portion of this market, based on its emerging efficacy and safety profile and the potential for once-yearly treatment.

–	Based on its ongoing research involving more than 100 payers in 6 major markets, Genzyme expects that the product will command pricing equal to, or greater than, current therapies. This research demonstrates that payers recognize alemtuzumab as a paradigm-shifting therapy and that most key markets, including the United States, are supporting value pricing for MS therapies; and payers support a single global price.
▪	Genzyme expects to generate approximately $385 million in sustainable annual savings by 2012 through its value improvement program.
–	The company expects to achieve $20 million-$28 million in savings in this year’s fourth quarter, which equates to approximately $0.05 per share.

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–	In 2011, the company expects to achieve up to $240 million in operating expense savings from improved procurement practices, reduced spending and a reduction in force.
In addition, Genzyme’s lead independent director Bob Carpenter outlined the reasons why the board concluded that the Sanofi-Aventis tender offer substantially undervalues the company:
▪	The offer’s timing deprives Genzyme shareholders of the opportunity to fully benefit from the company’s manufacturing recovery.
–	Sanofi-Aventis opportunistically launched its tender offer based on a July 1 stock price that does not reflect the additional value Genzyme is creating by achieving near-term manufacturing and product-supply, including the resumption of full dosing for Cerezyme and Fabrazyme, the transfer of filling and finishing operations from its Allston Landing facility, and progress in the start-up of the Framingham manufacturing plant.
▪	Genzyme’s 2011 non-GAAP earnings guidance is significantly higher than analyst consensus.
–	Analyst consensus earnings estimates used by Sanofi-Aventis as the basis for its tender offer price do not yet reflect Genzyme’s 2011 non-GAAP earnings guidance of $4.30-$4.60 per share, which the company provided today. This guidance is 20 percent higher than the most recent consensus estimate.

–	Sanofi-Aventis has stated that the $69-per-share tender offer price represents a multiple of 20 times consensus earnings estimates. Applying this multiple to the midpoint of Genzyme’s 2011 guidance would yield an offer price of $89 per share.
▪	The stock price used by Sanofi-Aventis as the basis for its tender offer is not an appropriate reference point.
–	The tender offer premium is based on Genzyme’s July 1 stock price of $49.86, which has now become an inappropriate basis for an offer, for several reasons. Since that date, the S&P 500 and BTK stock indexes have risen 15 percent. In addition, Genzyme has made substantial progress in creating additional value through its five-point plan, and the company expects to achieve more value creating milestones by the time the tender offer expires on December 10.
▪	The premium for the proposed transaction is not consistent with precedent transactions.
–	The proposed 31 percent premium is the lowest one-month premium for any relevant biopharmaceutical transaction. The median one-month acquisition premium for relevant transactions within the industry is 73 percent. More than half of the transactions cited by Sanofi-Aventis as precedents are not relevant because they involved stock consideration and were significantly larger, or because the acquiring company held a significant ownership position prior to the transaction.
▪	The offer does not recognize the value of Genzyme’s products and pipeline.
–	The offer fails to adequately recognize Genzyme’s rapidly improving financial performance, including its outlook for double-digit growth in revenue, earnings and cash flow; its unique portfolio of 12 market-leading products with durable revenue streams;

Genzyme Details Factors Driving Company’s Value—page 4
and its valuable pipeline that includes three significant late-stage drugs scheduled for launch by 2013.
“Genzyme’s board is completely aligned with shareholder interests and committed to maximizing shareholder value,” said Mr. Carpenter, Genzyme’s lead director. “We are fully engaged in evaluating the future of the company and have initiated activities to better inform ourselves of all available options to deliver shareholder value.”
About Genzyme
One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the company has grown from a small start-up to a diversified enterprise with approximately 10,000 employees in locations spanning the globe and 2009 revenues of $4.5 billion. In 2010, Genzyme was named to the Fortune 500.
With many established products and services helping patients in 100 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and immune disease. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.
Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-905-4369 within the United States or 1-678-999-4572 outside the United States.
Webcast Information
Slides from today’s meeting are available on the Investor section of Genzyme’s website: www.genzyme.com. A replay of today’s meeting is expected to be available beginning Monday, October 25, 2010.
Important Information
Genzyme has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer by Sanofi-Aventis. Genzyme shareholders are advised to read the company’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Genzyme in connection with the tender offer, free of charge at the SEC’s website at http://www.sec.gov. In addition, investors can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
Safe-Harbor
This press release contains forwarding-looking statements regarding Genzyme’s financial outlook and business plans including, without limitation: its outlook for near-term growth, including expected non-GAAP EPS, revenue and cash flow growth, growth in its rare disease business, improvements in gross margin and expected cost reductions; its expectation for the commercial potential of alemtuzumab for multiple sclerosis, including peak alemtuzumab sales and market share, the size of the multiple sclerosis market, expected pricing of alemtuzumab, and the expected safety and efficacy of alemtuzumab; its expectations regarding Cerezyme and

Genzyme Details Factors Driving Company’s Value—page 5
Fabrazyme supply and patient dosing of Cerezyme; its assessment that the company is on track to meet its deadlines to transition all Allston fill/finish operations for products sold in the U.S. to a third party manufacturer; its expectation that its new Framingham manufacturing facility will be approved in late 2011 and that its expanded fill/finish operations in Waterford, Ireland will be approved in 2011; its plans to generate sustainable annual savings through its value improvement program, including expected fourth quarter savings and savings in 2011; and its plans to continue implementation of its five-point plan to increase shareholder value, including expectations of achieving value creating milestones before Sanofi’s tender offer is schedule to expire. These statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among others: that production and shipment of Fabrazyme and Cerezyme does not continue as planned due to any reason, including contamination, equipment malfunctions, cell growth at lower than expected levels, fill-finish inefficiencies, power outages, human error or regulatory issues; that Genzyme is unable to meet its financial guidance for any reason, including due to lower than expected revenues attributable to further manufacturing issues or higher than expected operating expenses; that Genzyme cannot obtain on expected timetables or maintain regulatory approvals for its products and manufacturing facilities, including its Allston manufacturing facility, its new Framingham facility, and its expanded fill/finish operations in Waterford; that Genzyme is unable to successfully transition its fill/finish operations out of its Allston facility on planned timelines; that Genzyme is not able to successfully complete clinical development and obtain regulatory approvals of its product candidates within anticipated timeframes and for anticipated indications, including alemtuzumab-MS, mipomersen and eliglustat tartrate for any reason, including trial results that are not as favorable as expected and safety profiles that reduce the potential target population; that Genzyme is unable to complete the sale of Genzyme Genetics or complete its other planned business divestitures on the anticipated timeframes; that Genzyme will not be able to implement its plan to increase shareholder in a manner consistent with expectations, including an inability to reduce operating expenses to the extent expected; that Genzyme is no longer operating as an independent company; and the risks and uncertainties described in Genzyme’s SEC reports filed under the Securities Exchange Act of 1934, including the factors discussed under the caption “Risk Factors” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Genzyme’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. Genzyme cautions investors not to place substantial reliance on the forward-looking statements contained in this press release. These statements speak only as of October 22, 2010 and Genzyme undertakes no obligation to update or revise them.
Genzyme®, Cerezyme®, Fabrazyme® and Lumizyme® are registered trademarks of Genzyme Corporation or its subsidiaries. All rights reserved.
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